Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports relating to the consolidated financial statements and consolidated financial statement schedule of Entergy Corporation and Subsidiaries and the effectiveness of Entergy Corporation’s internal control over financial reporting dated February 26, 2018, appearing in the Annual Report on Form 10-K of Entergy Corporation and Subsidiaries for the year ended December 31, 2017, and our reports dated June 27, 2018 appearing in the Annual Reports on Form 11-K of the Savings Plan of Entergy Corporation and Subsidiaries, Savings Plan of Entergy Corporation and Subsidiaries VI, and Savings Plan of Entergy Corporation and Subsidiaries VII for the year ended December 31, 2017.

/s/ DELOITTE & TOUCHE LLP

New Orleans, Louisiana
August 31, 2018